File No. 70-9453




SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1
to
FORM U-1

DECLARATION WITH RESPECT TO A GUARANTY BY
EASTERN EDISON COMPANY OF THE OBLIGATIONS OF
MONTAUP ELECTRIC COMPANY UNDER A
POWER PURCHASE AND SALE AGREEMENT

UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

EASTERN EDISON COMPANY
110 Mulberry Street, Brockton, Massachusetts 02403

(Name of company filing this statement and address of its principal executive office)

EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of the declarant)

CLIFFORD J. HEBERT, JR., TREASURER
EASTERN UTILITIES ASSOCIATES
P.O. Box 2333, Boston, Massachusetts 02107

(Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

ARTHUR I. ANDERSON, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109

This Post-Effective Amendment No. 1 (the "Amendment") amends the Declaration on Form U-1, File No. 70-9453, filed with the Commission on February 16, 1999, as follows:

1. Part III of Item 1 (Request for Authorization to Enter into and Reinstate the Guaranty) is hereby amended to request an extension of the authorization to enter into the Guaranty through October 1, 1999.

2.      Part V of Item 1 is hereby amended and restated to read as follows:

        V.      EWGs and FUCOs

                Neither Eastern Utilities Associates nor any of its subsidiaries or associates has acquired an ownership interest in any EWG or FUCO, or now is or as a consequence of the transactions proposed herein will become a party to or has or will as a consequence of the transactions proposed herein have any right under any service, sales or construction contract with an EWG or FUCO, except in accordance with the provisions of the Act. Neither Eastern Utilities Associates nor any of its subsidiaries or associates will acquire any such interest or right without first obtaining any necessary Commission authorization. All applicable conditions contained in Rule 53(a) are, and assuming the consummation of the proposed transactions will be, satisfied, and none of the conditions contained in Rule 53(b) exist or will exist as a result of the proposed transactions making Rule 53(c) inapplicable.


3.      The following sentence is hereby added to the end of Item 4:

        After a public hearing and evidentiary hearing conducted by the Massachusetts Department of Telecommunications and Energy ("DTE") on March 22, 1999 pursuant to notice duly issued, Eastern's proposal to issue the Guaranty was approved by DTE Order 99-21 dated July 28, 1999.


4.      Item 6 is hereby amended by the filing of the below-described Exhibit
        F.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS


        Exhibit F               Opinion of Counsel (filed herewith)



SIGNATURE

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Declarant has duly caused this Amendment to be signed on its behalf by the undersigned duly authorized individual.


                                           EASTERN EDISON COMPANY

                                           By:  /s/ Clifford J. Hebert, Jr.
                                           Clifford J. Hebert, Jr.
                                           Treasurer

Date:  August 16, 1999